SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.--)*

Hemptown Clothing Inc.

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

424691-10-3

(CUSIP Number)

Michael T. Shannon, Esq.

Devlin Jensen

Barristers & Solicitors

Suite 2550, 555 W. Hastings Street

Vancouver, British Columbia

Canada, V6B 4N5

(604) 684-2550

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

December 31, 2004 year end

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule if filed:

[   ]   Rule 13d-1(b)

[   ]   Rule 13d-1(c)

[X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP NO.: 424691-10-3	13G	Page 2 of 8 Pages

(1)	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jason Finnis
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (See Instructions) (b) [ ]
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	SOLE VOTING POWER 510,835 (1)
	(6)	SHARED VOTING POWER 3,159,170 (2)
	(7)	SOLE DISPOSITIVE POWER 510,835 (1)
	(8)	SHARED DISPOSITIVE POWER 3,159,170 (2)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,159,170
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.81%
(12)	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Jason Finnis has sole voting and dispositive power of 510,835 shares underlying stock options which have vested and are exercisable within 60 days held directly by Jason Finnis.

(2)

Jason Finnis has shared voting and dispositive power of 2,107,500 shares held directly and jointly by Mr. Finnis and Ms. Larisa Harrison, Mr. Finnis’ fiance who lives in the same household, and 540,835 shares underlying stock options which have vested and are exercisable within 60 days held directly by Ms. Harrison.

CUSIP NO.: 424691-10-3	13G	Page 3 of 8 Pages

(1)	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Larisa Harrison
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (See Instructions) (b) [ ]
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	SOLE VOTING POWER 540,835 (1)
	(6)	SHARED VOTING POWER 3,159,170 (2)
	(7)	SOLE DISPOSITIVE POWER 540,835 (1)
	(8)	SHARED DISPOSITIVE POWER 3,159,170 (2)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,159,170
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.81%
(12)	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Larisa Harrison has sole voting and dispositive power of 540,835 shares underlying stock options which have vested and are exercisable within 60 days held directly by Larisa Harrison.

(2)

Larisa Harrison has shared voting and dispositive power of 2,107,500 shares held directly and jointly by Ms. Harrison and Mr. Jason Finnis, Ms. Harrison’s fiance who lives in the same household, and 510,835 shares underlying stock options which have vested and are exercisable within 60 days held directly by Mr. Finnis.

CUSIP NO.: 424691-10-3	13G	Page 4 of 8 Pages

Item 1(a)

Name of Issuer:

Hemptown Clothing Inc.

Item 1(b)

Address of Issuer’s Principal Executive Offices:

1307 Venables Street

Vancouver, B.C.

Canada, V5L 2G1

Item 2(a)

Name of Reporting Persons Filing:

Jason Finnis

Larisa Harrison

Item 2(b)

Address of Principal Business Office or, if none, Residence:

1740 Parker Street

Vancouver, B.C.

Canada, V5L 2K8

Item 2(c)

Citizenship:

Jason Finnis and Larisa Harrison are both Canadian citizens.

Item 2(d)

Title of Class of Securities:

Common Stock, without par value

Item 2(e)

CUSIP Number:

424691-10-3

Item 3

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

CUSIP NO.: 424691-10-3	13G	Page 5 of 8 Pages

(a)

[   ]

Broker or dealer registered under Section 15 of the Act.

(b)

[   ]

Bank as defined in Section 3(a)(6) of the Act.

(c)

[   ]

Insurance company as defined in Section 3(a)(19) of the Act.

(d)

[   ]

Investment company registered under Section 8 of the Investment Company Act.

(e)

[   ]

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)

[   ]

An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)

[   ]

A parent holding company, in accordance with Rule 13d-1(b)(ii)(G).

(h)

[   ]

A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)

[   ]

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)

[   ]

Group, in accordance with Rule 13d-1(c), check this box.

Item 4

Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)

Amount beneficially owned:

Jason Finnis beneficially owns 3,159,170 common shares (Mr. Finnis directly and jointly with Ms. Larisa Harrison, Mr. Finnis’ fiance who lives in the same household, owns 3,159,170 common shares.  In addition, Mr. Finnis directly owns 510,835 shares underlying stock options which have vested and are exercisable within 60 days as well as Mr. Finnis indirectly owns 540,835 shares underlying stock options which have vested and are exercisable within 60 days which are held directly by Mr. Finnis’ fiance, Larisa Harrison).

Larisa Harrison beneficially owns 3,159,170 common shares (Ms. Harrison directly and jointly with Mr. Jason Finnis, Ms. Harrison’s fiance who lives in the same household, owns 3,159,170 common shares.  In addition, Ms. Harrison directly owns 540,835 shares underlying stock options which have vested and are exercisable within 60 days as well as Ms. Harrison indirectly owns 510,835 shares underlying stock options

CUSIP NO.: 424691-10-3	13G	Page 6 of 8 Pages

which have vested and are exercisable within 60 days which are held directly by Ms. Harrison’s fiance, Jason Finnis).

(b)

Percent of Class:

23.81%

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote

Jason Finnis has sole power to vote or to direct the vote of 510,835 shares.

Larisa Harrison has sole power to vote or to direct the vote of 540,835 shares.

(ii)

Shared power to vote or to direct the vote

Jason Finnis has shared power to vote or to direct the vote of 3,159,170 shares.

Larisa Harrison has shared power to vote or to direct the vote of 3,159,170 shares.

(iii)

Sole power to dispose or to direct the disposition of

Jason Finnis has sole power to dispose or to direct the disposition of 510,835 shares.

Larisa Harrison has sole power to dispose or to direct the disposition of 540,835 shares.

(iv)

Shared power to dispose or to direct the disposition of

Jason Finnis has shared power to dispose or to direct the disposition of 3,159,170 shares.

Larisa Harrison has shared power to dispose or to direct the disposition of 3,159,170 shares.

Item 5

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ]

CUSIP NO.: 424691-10-3	13G	Page 7 of 8 Pages

Item 6

Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8

Identification and Classification of Members of the Group

Not Applicable

Item 9

Notice of Dissolution of Group

Not Applicable

Item 10

Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2005

/s/ Jason Finnis

Jason Finnis

Dated: March 18, 2005

/s/ Larisa Harrison

Larisa Harrison

CUSIP NO.: 424691-10-3	13G	Page 8 of 8 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

OF THE

SECURITIES AND EXCHANGE ACT OF 1934

Jason Finnis and Larisa Harrison, each hereby agrees that this Schedule 13G filed herewith, and any amendments thereto, relating to the ownership of shares of Common Stock, without par value per share, of Hemptown Clothing Inc. is filed jointly on behalf of such persons.

Dated: March 18, 2005

/s/ Jason Finnis

Jason Finnis

Dated: March 18, 2005

/s/ Larisa Harrison

Larisa Harrison